UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
AND UNDERTAKING

A.	Name of issuer or persons filing (“Filer”):

FORTUNA SILVER MINES INC.

B.	(1) This is (check one):

☑ an original filing for the Filers

☐ an amended filing for the Filers

(2) Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9): ☐

C.	Identify the filing in conjunction with which this Form is being filed:

	Name of registrant:	Fortuna Silver Mines Inc.

	Form type:	Registration Statement on Form 40-F

	File Number (if known):	001-35297

	Filed by:	Fortuna Silver Mines Inc.

	Date Filed:	Concurrently herewith
(if filed concurrently,
so indicate)

D.	The Filer is incorporated or organized under the laws of:

Province of British Columbia, Canada

The Filer has its principal place of business at:

355 Burrard Street, Suite 840
Vancouver, British Columbia
Canada V6C 2G8
Tel: 604-484-4085

E.	The Filer designates and appoints National Corporate Research, Ltd. ("Agent") located at:

10 East 40th Street, 10th Floor
New York, New York 10016
(212) 947-7200

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a)	any investigation or administrative proceeding conducted by the Securities and Exchange Commission (“Commission”); and

(b)
any civil suit or action brought against such Filer or to which such Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form 40-F on the date hereof or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.           The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the U.S. Securities Exchange Act of 1934.  The Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.           The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form 40-F, the securities to which the Form 40-F relates and the transactions in such securities.

The  Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Country of Canada this 13th day of September, 2011.

FORTUNA SILVER MINES INC.

By:	/s/ Sally Whittall
	Name:	Sally Whittall
	Title:	Secretary

This statement has been signed by the following person in the capacity and on the date indicated.

NATIONAL CORPORATE RESEARCH, LTD.
As Agent for Service of Process for Fortuna Silver Mines Inc.

By:	/s/ Renata Leal-Niemela
Name: Renata Leal-Niemela
Title: Assistant Secretary
Date: September 13, 2011